K&L GATES LLP
State Street Financial Center
One Lincoln Street
Boston, Massachusetts 02111

January 3, 2011

VIA EDGAR

Attn:  Mary A. Cole
Securities and Exchange Commission
Washington, DC  20549

Re:	Wells Fargo Family Office Fund I, LLC
File No. 811-______
Wells Fargo Family Office Fund FW, LLC
File No. 811-______
Wells Fargo Family Office Master Fund, LLC
File No. 811-______

Ms. Cole:

Transmitted electronically with this letter for filing pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), on behalf of Wells Fargo Family Office Fund I, LLC and Wells Fargo Family Office Fund FW, LLC (together, the "Feeder Funds") are registration statements on Form N-2 (the "Registration Statements") relating to each Fund's establishment as a registered investment company. Each of the Funds has filed electronically a Notification of Registration on Form N-8A in conjunction with this filing.  In addition, Wells Fargo Family Office Master Fund, LLC (the “Master Fund” and, together with the Feeder Funds, the “Funds”), into which the Feeder Funds invest, also is filing a registration statement on Form N-2 as a registered investment company and a Notification of Registration on Form N-8A in conjunction with such filing.

The Funds are newly-organized, closed-end management investment companies and the Feeder Funds act as feeder funds and will invest substantially all of their assets into the Master Fund.  Each of the Funds will be privately placed and sold in private transactions exempt from registration under the Securities Act of 1933, as amended.  The Registration Statements transmitted with this letter contains conformed signature pages, the manually executed originals of which are maintained at the office of the Funds.

The Master Fund is a fund of hedge funds.  The Feeder Funds are substantially identical in structure and operation to the existing registered investment company complex advised by Wells Fargo Alternative Asset Management, LLC (consisting of Wells Fargo Multi-Strategy 100 Fund I, LLC, Wells Fargo Multi-Strategy 100 TEI Fund I, LLC and Wells Fargo Multi-Strategy Fund A, LLC) with the exception of the Funds’ investment strategy.  Each Feeder Fund’s investors must meet the eligibility criteria established in the Registration Statements as well as by the staff relating to investment in registered fund of hedge funds.

We note these similarities to the existing funds, for which you are the SEC staff reviewer, to assist any review of the Funds.

*  *  *
Any questions should be directed to the undersigned at 617.261.3231.

Sincerely,
/s/ George J. Zornada
George J. Zornada